Exhibit 12.1

Air Methods Corporation
Ratio of Earnings to Fixed Charges
(dollars in thousands)

	2005	2006	2007	2008	2009

Calculation of Earnings

Pre-Tax Income From Continuing Operations	$20,025	$30,344	$45,448	$30,478	$47,104

Fixed Charges	13,238	14,354	16,982	23,705	24,120

Pre-Tax Income From Continuing Operations and Fixed Charges	$33,263	$44,698	$62,430	$54,183	$71,224

Calculation of Fixed Charges

Interest Expense	$5,956	$5,821	$5,609	$5,197	$5,086

Interest Factor in Rental Expense (1)	7,282	8,533	11,373	18,508	19,034

Total Fixed Charges	$13,238	$14,354	$16,982	$23,705	$24,120

Ratio of Earnings to Fixed Charges	2.51	3.11	3.68	2.29	2.95

Notes
(1) The portion of total rental expense that represents the interest factor is estimated to be 32%.